EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
HORIZON UPDATE
CALGARY, ALBERTA – OCTOBER 3, 2012 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) updates certain environmental initiatives and the plans for its previously announced scheduled planned maintenance at its Horizon Oil Sands Project (“Horizon”).

Canadian Natural is committed to environmental excellence. In this regard, to further reduce CO2 emissions at Horizon, Canadian Natural has entered into a long term gas processing agreement with a North American infrastructure company. Under this agreement, Williams Energy Canada (“Williams”) will invest approximately $500 million to $600 million to extract, transport, fractionate, own and market natural gas liquids (“NGLs”) and olefins captured from the offgas produced at the upgrader at Horizon. In exchange for the NGLs and olefins transferred to Williams, Canadian Natural will receive methane in return which will be used as fuel for its Horizon operations.

The capture of the offgas from the upgrader is targeted to significantly reduce CO2 emissions at Horizon. Following the targeted expansion of Horizon to approximately 250,000 bbl/d of production capacity, CO2 and sulphur emissions are targeted to be reduced, from levels that would otherwise be produced in the absence of such technology, by approximately 200,000 tonnes per year of CO2 and 2,000 tonnes per year of sulphur through the capture of offgas.

Williams plans to build a new liquids extraction plant with supporting facilities near Canadian Natural’s upgrader and extend an existing pipeline to enable the transportation of the NGL/olefins mixture to a facility located near Edmonton, Alberta.

In other Horizon matters, previously planned maintenance at Horizon originally scheduled to occur in late Q3 has been shifted into October.  Such maintenance is currently scheduled to commence on October 11, 2012. The proactive maintenance will require temporary curtailment of production, and is targeted to be completed in twelve days followed by a return to full production. As previously discussed, full year production guidance for 2012 remains unchanged at 90,000 bbl/d – 98,000 bbl/d as downtime for proactive maintenance activities was previously taken into consideration.

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Natural’s plans, strategies and prospects, estimates of repair work required, expected timing of resumption of production and anticipated production volumes. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol – CNQ Toronto Stock Exchange New York Stock Exchange

2	Canadian Natural Resources Limited